Exhibit 10.1

August 23, 2017

Dan Lamadrid

*****

*****

Dear Dan:

I take great pleasure in extending the following conditional offer of employment to you. I am very excited about the possibility of you joining our team, and feel you have the capabilities and talent to make significant contributions to our company while continuing your own personal development as part of the senior leadership team at ascena retail group.

Following are the terms and conditions of our offer to you and replace any and all previous offers, discussions, representations, understandings and agreements concerning your employment with ascena retail group.

Job Title:	SVP Finance and Chief Accounting Officer

Reporting To:	Robb Giammatteo

Effective Date:	8/28/2017

Annualized Base Pay:	$375,000

Future base pay adjustments would be based on your performance, business results, economic & competitive factors, and approval from the Board of Directors.

Incentive Compensation:	Annually, you will be eligible for a target bonus of 50% of your base salary (pays up to a maximum of 200%) which is based on a combination of individual performance and ascena company results. The bonus is weighted 40% for the Fall season, 40% for Spring season and 20% for individual performance. The bonus will be paid out in two portions following the end of each six month fiscal season (Fall and Spring) and will be prorated based on your start date. The bonus stipulates that you must be employed by Ascena at the time of the bonus payout. The 20% individual component is contingent upon either the Fall or Spring season achieving minimum threshold levels. You will be guaranteed a minimum bonus payout of $60,000 for the Fall 2018 season.

Sign-On Bonus:	$100,000 Payable, less applicable taxes, with your first paycheck.

Repayment of Sign-On Bonus:	In the event you resign your employment for any reason whatsoever, or (i) are dismissed due to a violation of company policy; or (ii) Code of Ethics violation; or (iii) conduct giving rise to immediate discharge prior to the second anniversary of your employment, then you will be responsible for repaying all of the amounts paid in connection with the sign-on bonus within ninety (90) days of the cessation of your employment.

Annual Equity Award:	Equity is generally awarded in the first quarter of the fiscal year (typically in October). You will be eligible to be considered for equity in Fall 2018 (subject to Board of Directors approval). The price and timing of your equity grant will be established by the Board of Directors. You will receive half in non-qualified stock options and half in restricted stock units. Awards typically vest over 3 years (33%/33%/34%). Going forward, you will be eligible for equity on an annual basis.

New Hire Non-Qualified Stock Award:	You will be recommended to receive a value of $55,000 in non-qualified stock options of Ascena Common Stock (symbol ASNA). This recommendation will be made at the September Compensation Committee Meeting. As of the date of this approval, these options will be granted and the number of options will be determined. Vesting will begin on the one year anniversary of the approval date, and these will vest over 3 years (33%/33%/34%).

New Hire Restricted Stock Award:	You will be recommended to receive a value of $55,000 in restricted stock units (RSUs) of Ascena Common Stock (symbol ASNA). This recommendation will be made at the September Compensation Committee Meeting. As of the date of this approval, these units will be granted and the number of units will be determined. Vesting will begin on the one year anniversary of the approval date, and these will vest over 3 years (33%/33%/34%).

Long Term Incentive Plan:	You will be recommended for participation in the Cash Settled 2019 Long Term Incentive Plan (Cash-LTIP). Your target opportunity will be $115,000. This plan awards cash at the end of the performance period based on the level of achievement of company financial goals established at the beginning of the performance period. The Cash-LTIP will be paid out upon Compensation Committee approval of the results at the conclusion of the performance period.

You will be recommended for participation in the Cash Settled 2020 Long Term Incentive Plan (Cash-LTIP), subject to and upon the establishment of the Cash Settled 2020 Long Term Incentive Plan by the Compensation Committee. Your target opportunity will be $170,000. This plan awards cash at the end of the performance period based on the level of achievement of company financial goals established at the beginning of the performance period. The Cash-LTIP will be paid out upon Compensation Committee approval of the results at the conclusion of the performance period.

Benefits:	You will be entitled to participate in Ascena Retail Group, Inc. benefit plans the first of the month coincident with or next following your first 60 days of employment and subject to the eligibility of such plans. Currently, these benefits include medical/pharmacy, dental, vision and life insurance. Enrollment information on these benefits will be forwarded to you from the Benefits Department prior to your eligibility date.

• Health Benefits: You will be eligible to participate in the medical/pharmacy, dental and vision insurance programs. Details on these programs, as well as the bi-weekly associate premiums are outlined in the Benefits Your Way guide, which you will receive from the Benefits Department prior to your eligibility date.
• Life Insurance: You will receive two times your annual base pay ($1,500,000 maximum). In addition, you will have the option to purchase additional life insurance for yourself, spouse and children at very competitive rates.
• Accidental Death and Dismemberment (AD&D) Insurance: You will be eligible to participate in AD&D up to five times your annual base pay ($1,000,000 maximum).

Disability Insurance: You will be eligible to participate in the company-paid short-term disability (STD) and associate-paid long-term disability (LTD) insurance programs first of the month coincident with or next following 180 days of employment. STD benefits begin on the eighth day of injury or illness and provides a percentage of your salary while out of work for eight to 180 days. LTD benefits begin on the 180th calendar day and provides 60% of your base salary, up to $12,000 per month. All payments are based on physician certification and medical necessity.

Additional benefits offered include:
	•	Flexible spending accounts,
	•	Commuter benefits,
	•	Associate adoption assistance,
	•	Employee Assistance Program (EAP),
	•	Corporate community giving

401(k) Retirement Plan:	You are eligible once you have completed 1,000 hours of service within a 12 month period and are at least age 21. Once you are eligible, you may enter the Plan beginning the next calendar quarter (January, April, July and October). The Plan allows you the opportunity to defer as much as 75%, up to the IRS limit, into the 401(k) Plan. Ascena will match on a dollar-for dollar basis the first 3% of your eligible pay you contribute each pay period. And then $.50 for every dollar you contribute between 4% and 5% of your eligible pay. You are 100% vesting in the matching contributions.

Non-Qualified Deferred Comp Plan (NQDC):	You will be eligible to participate in the NQDC (Executive Retirement Plan), on the first calendar quarter following your date of hire. The NQDC provides you with the following benefits:

	•	Ability to defer compensation until your separation from service or if elected in-service distribution;
	•	Discretionary employer matching contributions;
	•	Earnings accumulate tax deferred; and
	•	Flexible distribution options.

Time Off Awards:	You are eligible for Flexible Paid Vacation and Sick Days. You are eligible for 7 Sick Days to use by the end of January 2018, pro-rated based on start date. After that date, you will be eligible for 15 Sick Days annually. Flexible Paid Vacation affords you the opportunity to take as much Vacation Time away from the office with pay as is consistent with your duties, our customer needs, and Company obligations. Flexible Paid Vacation and Sick Days are not payable upon termination.

Company Holidays: You are eligible for the following paid holidays: New Year’s Day, Martin Luther King Day, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. Associates may be eligible for additional holidays designated by their brand each year. Holiday pay is not payable upon termination.

Associate Discount:	You will be eligible to receive a discount at all dressbarn, maurices, Justice, Lane Bryant, Catherines, Ann Taylor, LOFT and Lou & Grey locations.

Executive Severance Plan:	You will be eligible for the Executive Severance Plan that provides you with severance benefits if your employment is terminated due to a Change of Control or for termination without Cause. If you are terminated without Cause you will receive salary continuation for a minimum of 52 weeks with supplemental company paid COBRA benefits and Outplacement Services.

This offer is based on your representation that you are under no legal impediment to accept our offer and perform the anticipated services. You agree and acknowledge that you have provided the Company with a true and complete copy of any non-competition and/or non-solicitation restrictions to which you may be subject. You also agree and acknowledge that you have not and will not divulge to the Company, or use for the benefit of the Company, any trade secret or confidential or proprietary information of any prior employer or other person or entity. You further acknowledge the truth of these statements as the Company is basing important business decisions on these representations.

It is further understood that this letter is intended for purposes of explaining the details of the total offer and does not represent any inferred short or long-term commitments other than those described in the letter. This offer is contingent on our review of your completed Criminal History Questionnaire and, if applicable, Background Check. Please note that a criminal history will not automatically bar you from employment with the Company. Only those crimes that are substantially related to the position you are seeking will be considered.

This is not a contract and your employment is at-will. All job information, as well as the pay and benefit programs outlined in this letter and the enclosed materials are subject to change periodically based on business needs. This overview is meant to only cover the major points of some plans or policies; it does not contain all of the details that are included in the Summary Plan Description as required by the Employees Retirement Income Security Act, and should there be a conflict between the information in this letter and the formal language of the plan or policy documents, the formal wording in the plan or policy documents will govern. At the Company, an employment at-will relationship prevails and the employment relationship can be terminated with or without notice, at any time, by either employee or employer.

If you agree with our offer as specified above, please sign and date below and print a copy to keep for your records. We are looking forward to the beginning of a mutually beneficial association.

Once again, I’m very excited at the possibility of you joining our team. I feel you are the ideal candidate to step into this critical leadership role at ascena retail group, and look forward to your favorable response.

Sincerely,	I accept your offer as specified above.

/s/ Robb Giammatteo	/s/ Dan Lamadrid
Robb Giammatteo	Dan Lamadrid
EVP, Chief Financial Officer

EXHIBIT A

CONFIDENTIALITY, NON-SOLICITATION

AND NON-COMPETITION AGREEMENT

This Confidentiality, Non-Solicitation and Non-Competition Agreement (“Agreement”) is entered into as a condition of employment with Ascena Retail Group, Inc. and its affiliates and subsidiary and parent entities, including, without limitation, Ascena Retail Group, Inc. (together with any successors or assigns, the “Company”) by Dan Lamadrid (“Associate”), and is effective as of the first day of Associate’s employment with the Company. Associate’s obligations under this Agreement shall survive the termination for whatever reason of Associate’s employment. In consideration of the commencement of Associate’s employment with the Company, including Associate’s eligibility to receive base salary and benefits from the Company, and Associate’s eligibility to participate in the Company’s long-term incentive program, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Associate agrees as follows:

1.	Confidential Information and Intellectual Property.

(a)	Confidential Information. For purposes of this Agreement, “Confidential Information” means any and all confidential or proprietary information and materials belonging to the Company. Confidential Information includes without limitation: any non-public information pertaining to products, designs, formulas, packaging or processes, and developments or improvements relating to them; licensing, sourcing, manufacturing, merchandising, packaging plans and techniques, advertising, marketing and promotional plans; sales plans; technical and business procedures or strategies; sales or other financial information; relationships between the Company and any of its customers, suppliers or employees; stores and real estate; and/or Company policies and procedures manuals. During and following Associate’s employment with the Company, Associate shall hold in confidence and not directly or indirectly disclose or use or copy any Confidential Information except to the extent necessary to carry out Associate’s duties on behalf of the Company. The foregoing shall not prevent Associate from disclosing Confidential Information if so required by legal process. Nothing in this Agreement shall be construed to prohibit Associate from cooperating with or reporting possible violations of law or regulations to any governmental agency or entity or self-regulatory institution, including but not limited to the EEOC, Department of Justice, the Securities and Exchange Commission, Congress, the Department of Labor, and any Inspector General, from cooperating in an investigation conducted by such a government agency, or making other disclosures that are protected under the whistleblower provisions of any law or regulation. For more information concerning protections provided for this type of activity, Associate shall refer to and comply with the Company’s reporting policy for a suspected violation of the law contained in the Company’s Code of Conduct, p. 19, as it may be amended from time to time.
(b)	Intellectual Property. Associate agrees to fully and promptly disclose to the Company, without additional compensation, all ideas, original or creative works, inventions, discoveries, computer software or programs, trading strategies, statistical and economic models, improvements, designs, formulae, processes, production methods and technological innovations, whether or not patentable or copyrightable, which, during Associate’s employment with the Company, are made, conceived or created by Associate, alone or with others, during or after usual working hours, either on or off the job, and which are related to the business of the Company or which relate in any way to tasks assigned to Associate by the Company (“Intellectual Property”). Associate acknowledges that the Company owns all such Intellectual Property rights as works made for hire to the fullest extent of the law. For the avoidance of doubt, Associate hereby assigns to the Company all such Intellectual Property rights in any and all media now known or hereafter developed, along with all existing causes of action, known or unknown. Associate agrees, at any time during or after employment, to sign all papers and do such other acts and things, at the Company’s expense, as the Company deems necessary or desirable and may reasonably require of Associate to protect the Company’s rights to such Intellectual Property, including applying for, obtaining and enforcing patents or copyrights with respect to such Intellectual Property in any and all countries.
(c)	Company Documents. Associate acknowledges that all documents, in hard copy or electronic form, received, created or used by Associate in connection with employment with the Company are and will remain the property of the Company. Associate agrees to return and/or cooperate in deleting all such documents (including all copies) promptly upon the termination of employment and agrees that, during or after employment, Associate will not, under any circumstances, without the prior written consent of the Company, disclose those documents to anyone outside the Company or use those documents for any purpose other than the advancement of the Company’s interests.

2.	Non-Competition and Other Restrictive Covenants.

(a)	Non-Competition. During Associate’s employment and for nine (9) months following the termination for any reason of Associate’s employment with the Company (the “Non-Compete Period”), should Associate consider working for or with any arguably competing business, Associate agrees to provide the Company with two (2) weeks advance written notice of Associate’s intention to do so and of anticipated job responsibilities in sufficient detail to allow the Company to meaningfully exercise its discretion under this paragraph. Following its receipt of such notice, the Company may, by written notice to Associate within two (2) weeks after receipt of such notice, elect, in its sole, absolute and unreviewable discretion, to pay Associate an amount equal to Associate’s base salary at the time employment terminated, except that in no case will the Company pay Associate’s base salary for any portion of the Non-Compete Period that Associate works for someone other than a competitor. In such event, Associate will be prohibited from any form of affiliation with such new arguably competing business for so much of the Non-Compete Period as the Company elects to continue paying Associate. Notwithstanding the obligation to make the payments described in this paragraph, payments shall not commence until after the expiration of any period during which Associate is receiving severance payments.
(b)

Non-Solicitation. During Associate’s employment and for one (1) year following the termination for any reason of Associate’s employment with the Company (the “Non-Solicit Period”), Associate shall not, directly or indirectly, hire or attempt to hire, employ or solicit for employment, a director or officer, associate, employee, consultant, agent or independent contractor of the Company, or encourage any such Person to terminate, diminish or alter such relationship with the Company, or assist any other Person or entity in doing or attempting to do any of the foregoing. Further, during the Non-Solicit Period, Associate shall not, directly or indirectly, attempt to or assist, or attempt to or assist any other Person in attempting to (i) encourage any vendor, customer, client, or supplier of the Company or any other entity or Person in a business relationship with the Company to terminate, reduce, limit or otherwise alter such relationship with the Company (ii) encourage any prospective vendor, customer, client or supplier not to enter into a business or contractual relationship with the Company, or (iii) impair or attempt to impair any relationship between the Company and any vendor, customer, client or supplier or any other entity or Person in a business relationship with the Company.
(c)	Non-Disparagement. Associate shall not, at any time during employment and thereafter, make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage or be damaging the Company or their respective officers, directors, employees, advisors, businesses or reputations. This restriction shall not apply to statements or representations made pursuant to Section 1(a) of this Agreement.
(d)	Reasonableness of Restrictions; Right to Injunction. Associate expressly acknowledges and agrees that the restrictions set forth in this Agreement are reasonable in all respects and no greater than necessary to protect the Company’s legitimate business interests. Associate also agrees that the Company shall be entitled, as a matter of right, to specific performance of the covenants in this Agreement, including preliminary and permanent injunctive relief, or other appropriate judicial remedy, in any court of competent jurisdiction. Such remedies shall be in addition to all other remedies available to the Company.

3.	Miscellaneous.

(a)	Entire Agreement; Modification and Waiver. This Agreement constitutes the entire agreement between the Company and Associate with respect to the subject matter covered, and supersedes any previous agreement or understandings between them in this regard. This Agreement does not supersede any other agreement(s) unrelated to the subject matter of this Agreement. Both parties agree that neither has the authority to modify or amend this Agreement unless the modification or amendment is in writing and signed by Associate and an authorized officer of the Company. The Company’s failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition.
(b)	Judicial Modification. If any court of competent jurisdiction determines that any of the covenants, or any part of any of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not be affected and shall be given full effect, without regard to the invalid portion. If any court of competent jurisdiction determines that any of such covenants, or any part thereof, is invalid or unenforceable because of the geographic or temporal scope of such provision, such court shall reduce such scope to the minimum extent necessary to make such covenants valid and enforceable.
(c)	Assignment and Third Party Beneficiaries. Associate shall not assign any interest in this Agreement or any part thereof without the express written consent of an authorized officer of the Company. The Company may assign this Agreement to, and shall bind, a successor to its business without the requirement of consent by Associate. Each Affiliate of the Company shall be a third party beneficiary of Associate’s obligations under the provisions of this Agreement and shall have the right to enforce this Agreement as if a party hereto.
(d)	Associate Representations. Associate is a sophisticated executive, has had sufficient time to carefully consider the terms of this Agreement, has had sufficient opportunity to consult an attorney, and enters into this Agreement knowingly and voluntarily with full understanding of this Agreement’s terms.
(e)	Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio. Any dispute arising out of, or relating to this Agreement shall be subject to the exclusive jurisdiction of the state or federal courts of Ohio.

/s/ Dan Lamadrid
Dan Lamadrid